Exhibit 11

MARKWEST HYDROCARBON, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

(000s, except per share date)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net income (loss)	$(6,978)	$(3,162)	$1,959	$(5,060)
Weighted average number of outstanding shares of common stock	9,378	9,374	9,364	9,369
Basic earnings (loss) per share	$(0.74)	$(0.34)	$0.21	$(0.54)

Net income (loss)	$(6,978)	$(3,162)	$1,959	$(5,060)
Weighted average number of outstanding shares of common stock	$9,378	$9,374	9,364	9,369
Dilutive stock options	22	11	16	16
Weighted average number of outstanding shares of common stock assuming dilution	9,400	9,385	9,380	9,385
Earnings (loss) per share assuming dilution	$(0.74)	$(0.34)	$0.21	$(0.54)